SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27 December 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 16 December 2024
99.2	Transaction in Own Shares dated 17 December 2024
99.3	Transaction in Own Shares dated 18 December 2024
99.4	Transaction in Own Shares dated 19 December 2024
99.5	Transaction in Own Shares dated 20 December 2024
99.6	Transaction in Own Shares dated 23 December 2024
99.7	Transaction in Own Shares dated 24 December 2024
99.8	Transaction in Own Shares dated 27 December 2024

Exhibit No: 99.1

16 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	13 December 2024

Aggregate number of ordinary shares purchased:	82,130

Lowest price paid per share:	£ 99.4200

Highest price paid per share:	£ 100.4000

Average price paid per share:	£ 99.8676

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,973,799 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1227Q_1-2024-12-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 82,130 (ISIN: GB00BHJYC057)

Date of purchases: 13 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	53,828		22,022	6,280
Highest price paid (per ordinary share)	£ 100.4000		£ 100.4000	£ 100.4000
Lowest price paid (per ordinary share)	£ 99.4600		£ 99.4600	£ 99.4200
Volume weighted average price paid(per ordinary share)	£ 99.8611		£ 99.8953	£ 99.8251

Exhibit No: 99.2

17 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 16 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	16 December 2024

Aggregate number of ordinary shares purchased:	110,850

Lowest price paid per share:	£ 98.9000

Highest price paid per share:	£ 99.7600

Average price paid per share:	£ 99.4178

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,862,949 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3084Q_1-2024-12-16.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 110,850 (ISIN: GB00BHJYC057)

Date of purchases: 16 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	73,008	5,921	24,921	7,000
Highest price paid (per ordinary share)	£ 99.7600	£ 99.7400	£ 99.7600	£ 99.7600
Lowest price paid (per ordinary share)	£ 98.9000	£ 98.9200	£ 98.9000	£ 98.9200
Volume weighted average price paid(per ordinary share)	£ 99.4186	£ 99.4015	£ 99.4200	£ 99.4155

Exhibit No: 99.3

18 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	17 December 2024

Aggregate number of ordinary shares purchased:	102,777

Lowest price paid per share:	£ 99.3400

Highest price paid per share:	£ 100.0500

Average price paid per share:	£ 99.7400

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,760,172 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4844Q_1-2024-12-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 102,777 (ISIN: GB00BHJYC057)

Date of purchases: 17 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	70,823	5,845	22,865	3,244
Highest price paid (per ordinary share)	£ 100.0500	£ 100.0500	£ 100.0500	£ 100.0500
Lowest price paid (per ordinary share)	£ 99.3400	£ 99.3600	£ 99.3400	£ 99.4000
Volume weighted average price paid(per ordinary share)	£ 99.7371	£ 99.7634	£ 99.7392	£ 99.7671

Exhibit No: 99.4

19 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	18 December 2024

Aggregate number of ordinary shares purchased:	117,273

Lowest price paid per share:	£ 99.8000

Highest price paid per share:	£ 100.7000

Average price paid per share:	£ 100.3398

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,642,899 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6638Q_1-2024-12-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 117,273 (ISIN: GB00BHJYC057)

Date of purchases: 18 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	75,000	11,273	25,000	6,000
Highest price paid (per ordinary share)	£ 100.7000	£ 100.7000	£ 100.6500	£ 100.6500
Lowest price paid (per ordinary share)	£ 99.8000	£ 99.8000	£ 99.8200	£ 99.8400
Volume weighted average price paid(per ordinary share)	£ 100.3481	£ 100.3316	£ 100.3148	£ 100.3568

Exhibit No: 99.5

20 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	19 December 2024

Aggregate number of ordinary shares purchased:	74,851

Lowest price paid per share:	£ 97.3400

Highest price paid per share:	£ 99.0200

Average price paid per share:	£ 98.3353

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,568,048 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8431Q_1-2024-12-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 74,851 (ISIN: GB00BHJYC057)

Date of purchases: 19 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	63,220	-	11,631	-
Highest price paid (per ordinary share)	£ 99.0200	-	£ 98.8800	-
Lowest price paid (per ordinary share)	£ 97.3400	-	£ 97.4200	-
Volume weighted average price paid(per ordinary share)	£ 98.3389	-	£ 98.3158	-

Exhibit No: 99.6

23 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	20 December 2024

Aggregate number of ordinary shares purchased:	21,789

Lowest price paid per share:	£ 97.7200

Highest price paid per share:	£ 99.8400

Average price paid per share:	£ 99.3532

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,546,259 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0179R_1-2024-12-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 21,789 (ISIN: GB00BHJYC057)

Date of purchases: 20 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,449	-	1,340	-
Highest price paid (per ordinary share)	£ 99.8400	-	£ 99.8000	-
Lowest price paid (per ordinary share)	£ 97.7200	-	£ 99.4800	-
Volume weighted average price paid(per ordinary share)	£ 99.3309	-	£ 99.6926	-

Exhibit No: 99.7

24 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	23 December 2024

Aggregate number of ordinary shares purchased:	33,570

Lowest price paid per share:	£ 98.8600

Highest price paid per share:	£ 100.0000

Average price paid per share:	£ 99.4346

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,512,689 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1937R_1-2024-12-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 33,570 (ISIN: GB00BHJYC057)

Date of purchases: 23 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000		13,570
Highest price paid (per ordinary share)	£ 100.0000		£ 100.0000
Lowest price paid (per ordinary share)	£ 98.8600		£ 98.8800
Volume weighted average price paid(per ordinary share)	£ 99.4371		£ 99.4309

Exhibit No: 99.8

27 December 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 December 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	24 December 2024

Aggregate number of ordinary shares purchased:	2,981

Lowest price paid per share:	£ 99.8400

Highest price paid per share:	£ 100.3000

Average price paid per share:	£ 100.0452

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,509,708 ordinary shares in issue (excluding 6,241,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3537R_1-2024-12-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 2,981 (ISIN: GB00BHJYC057)

Date of purchases: 24 December 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	2,981
Highest price paid (per ordinary share)	£ 100.3000
Lowest price paid (per ordinary share)	£ 99.8400
Volume weighted average price paid(per ordinary share)	£ 100.0452

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	27 December 2024